August 26, 2015	Adam M. Schlichtmann
617-951-7114
617-235-7346 fax
adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Institutional Investment Trust (the “Trust”) (Registration Nos. 333-30810 and 811-09819)

Post Effective Amendment Number 115 to the Trust’s Registration Statement on Form N-1A Filed on June 16, 2015, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended

Ladies and Gentlemen:

This letter provides the Trust’s response to comments on the above-referenced amendment to the Registration Statement of the Trust relating to the State Street Emerging Markets Equity Index Fund (the “Fund”), a series of the Trust, that Mr. Williamson provided by telephone to Adam Schlichtmann on July 31, 2015. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

The Fund currently intends to make a 485(b) filing on August 27, 2015 containing its prospectus and SAI that will be become automatically effective on or about August 31, 2015.

Prospectus Comments

1.	Please respond to all comments in writing and file the correspondence with the Securities and Exchange Commission (the “SEC”). If a comment asks for revised disclosure or the response to a comment indicates revised disclosure, please provide draft disclosure with the letter with time to review prior to making the 485(b) filing. Please also include Tandy representations with your EDGAR correspondence regarding these comments.

Response: The requested representations are included below.

2.	The fee and expense table says that the deferred sales charge is a percentage of the original offering price. Please explain whether there is a distinction between “original” offering price and offering price. If there is none, please move the word “original.”

Response: The Fund has revised its disclosure as follows: “Maximum Deferred Sales Charge (Load) (as a percentage of the lower of sale proceeds or the original offering price).” The Fund confirms that the “original” offering price refers to the purchase price of the shares, rather than the price of the shares being sold.

3.	Please confirm that the expense cap described in footnote 4 to the Fund’s fee and expense table will be effective for at least one year if the cap is shown in the table.

Response: The Fund confirms that the expense cap arrangement will remain in effect for at least one year following the effective date of the Registration Statement.

4.	The Fund’s principal investment strategy says: “[t]he Fund is an ‘index’ fund that seeks to track, before fees and expenses, the total return of the MSCI Emerging Markets Index (the ‘Index’) over the long term.” Please clarify what is meant by the “long term” and whether the Fund might not be tracking the Index over the short-term.

Response: The Fund seeks to track the return of the Index over both the long and the short term. However, the Fund, like most mutual funds, is intended to serve as a long-term investment, and the language of the Fund’s investment strategy is intended to reflect that view.

5.	We note that the Fund’s name includes the word “index” and that the first paragraph of the Fund’s principal investment strategy says that the Fund seeks to track the return of the Index, while the third paragraph refers to investing in securities that may or may not be included in the Index. We believe the Fund’s principal investment strategy should say that, under normal circumstances, the Fund invests substantially all, but at least 80% of its net assets plus borrowings for investment purposes, in securities connoted by the Index. Also, please inform us supplementally or revise the Fund’s principal investment strategy to disclose how the Fund’s performance relative to the Index will be measured, such as what correlation coefficient will be used, how tracking is monitored and what steps are taken if tracking accuracy is not maintained.

Response: The Fund has revised the language in question to clarify its approach to the 80% test, in response to the Staff’s comment:

Under normal circumstances, the Fund generally invests substantially all, but at least 80%, of its net assets (plus borrowings, if any) in securities included in the Index or in other securities of emerging market companies~~, which may or may not be included in the Index, issued by companies domiciled or doing a substantial portion of their business in countries determined by the Adviser to have an emerging economy or securities market (“emerging market companies”), and in American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”), Non-Voting Depositary Receipts (NVDRs) or Participatory Notes (“P-Notes”),~~

providing exposure comparable, in the Adviser’s view, to securities comprising the Index. An “emerging market company” is any company domiciled or doing a substantial portion of its business in countries represented in the Index at the time of purchase. These securities may be represented by American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”), Non-Voting Depositary Receipts (“NVDRs”) or Participatory Notes (“P-Notes”).~~The Fund considers a country to have an emerging economy or securities market if the country is represented in the Index at the time of purchase.~~

The Fund notes that the Adviser manages the Fund with the intention of achieving, over time and under normal circumstances, quarterly performance for the Fund, before expenses, that generally tracks the performance of the Index within a 0.95 correlation coefficient. If the Fund fails to achieve a 0.95 correlation coefficient, the Adviser intends to take action to seek to rectify the cause of the lower correlation coefficient and reduce tracking error.

6.	When discussing use of derivatives for satisfying the Fund’s 80% names rule test, please revise the disclosure to indicate that this investment policy is an assets-based test, and therefore should be based on marked to market value, not an exposure-based test.

Response: For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 under the 1940 Act (a “35d-1 Policy”), the Fund may account for a derivative position by reference to its market value or notional value. The Fund may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Fund’s exposure to investments that are consistent with its 35d-1 Policy. See, e.g., “Final Rule: Investment Company Names,” Rel. No. IC-24828 (Jan. 17, 2001) at n. 13.

7.	Please note Rule 35d-1 does not contain the materiality qualifier included in the prospectus at the fourth paragraph of the principal investment strategy.

Response: The Fund has revised its disclosure as follows, although the Fund may take the view that an immaterial change in the policy does not trigger shareholder notification requirements under the rule, depending on the facts and circumstances surrounding any change in question: The Fund will provide shareholders with at least 60 days’ notice prior to any ~~material~~ change in this 80% investment policy.

8.	Since the disclosure says that the Index covers both large and mid cap companies, give an approximate range for the market capitalizations of companies included in the Index.

Response: The Fund has revised its disclosure as follows:

The Index is a free float-adjusted market capitalization index that is designed to measure equity market performance of emerging market countries. ~~The Index covers large and mid cap companies across 23 countries. As of May~~As of July 31, 2015, the Index ~~consists of 883~~comprised 836 securities ~~in selected emerging market~~covering large- and mid-cap companies across 23 countries and represents

~~approximately~~ 85% of the total market capitalization ~~on~~of those countries. As of July 31, 2015, the market capitalization of the companies included in the Index ranged from $58.6 million to $111.9 billion.

9.	Please note that approximately 25% of the Index is weighted to China. Given recent events in China, consider additional risk disclosure addressing the following:

a.	The Chinese economy generally, including a risk in slow down in economic activity there and the impact that could have on the Fund’s investment portfolio.
b.	Recent volatility in share prices in Chinese listed companies as well as trading suspensions in certain shares, and how these matters will impact operations of the Fund particularly related to valuation and liquidity.

Response: The Fund has included the following risk disclosure in response to Items 4 and 9 to Form N-1A:

Geographic Focus Risk. The performance of a fund that is less diversified across countries or geographic regions will be closely tied to market, currency, economic, political, environmental, or regulatory conditions and developments in the country or region in which the fund invests, and may be more volatile than the performance of a more geographically-diversified fund.

China Risk. Investments in the People’s Republic of China (“PRC”) are subject to special risks, such as less developed or less efficient trading markets, currency fluctuations or blockage, nationalization of assets, limits on repatriation, uncertainty surrounding potential PRC income tax liability, trading suspensions, and the effects of governmental control of markets. The listed equity securities of many companies in the PRC are materially less liquid, subject to greater dealing spreads and experience materially greater volatility than those of Organization for Economic Co-operation and Development countries. These factors and others could negatively affect the value and liquidity of the Fund. Foreign investors may only be permitted to own certain limited classes of shares of Chinese issuers, and they may be required to hold their shares through financial intermediaries. The PRC economy and financial markets have experienced high levels of growth in recent years; any actual or perceived reduction or curtailment in those levels of growth in the future would likely have a substantial adverse impact on the values of PRC companies. Investments in securities of PRC companies are subject to the PRC’s heavy dependence on exports. A small number of companies and industries represent a relatively large portion of the PRC market as a whole. Monsoons and other natural disasters may cause substantial adverse economic effects.

10.	If the Index is concentrated in any industries or groups of industries, please add appropriate risk disclosure to the prospectus.

Response: The Fund has included the following risk disclosure in response to Items 4 and 9 to Form N-1A:

[Item 4]

Unconstrained Sector Risk. Greater investment focus on one or more sectors or industries increases the potential for volatility and the risk that events negatively affecting such sectors or industries could reduce returns, potentially causing the value of the Fund’s shares to decrease, perhaps significantly.

Financial Institution Risk. Changes in the creditworthiness of financial institutions (such as banks and broker-dealers) may adversely affect the values of instruments of issuers in financial industries. Adverse developments in banking and other financial industries may cause the Fund to underperform relative to other funds that invest more broadly across different industries or have a smaller exposure to financial institutions. Changes in governmental regulation and oversight of financial institutions may have an adverse effect on the financial condition of a financial institution.

Technology Sector Risk. The Fund’s assets may be focused in the technology sector, which means the Fund will be more affected by the performance of the technology sector than a fund that is more diversified. Market or economic factors impacting technology companies and companies that rely heavily on technological advances could have a major effect on the value of the Fund’s investments. The value of stocks of technology companies and companies that rely heavily on technology is particularly vulnerable to rapid changes in technology product cycles, rapid product obsolescence, government regulation and competition, both domestically and internationally, including competition from foreign competitors with lower production costs. Stocks of technology companies and companies that rely heavily on technology, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market. Technology companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability. Additionally, companies in the technology sector may face dramatic and often unpredictable changes in growth rates and competition for the services of qualified personnel.

[Item 9]

Unconstrained Sector Risk. When the Fund focuses its investments in a particular industry or sector, financial, economic, business, and other developments affecting issuers in that industry, market, or economic sector will have a greater effect on the Fund than if it had not focused its assets in that industry, market, or economic sector, which may increase the volatility of the Fund. Any such investment focus may also limit the liquidity of the Fund. In addition, investors may buy or sell substantial amounts of the Fund’s shares in response to factors affecting or expected to affect an industry, market, or economic sector in which the Fund focuses its investments, resulting in extreme inflows or outflows of cash into and out of the Fund. Such extreme cash inflows or outflows might affect management of the Fund adversely. The Fund may establish or terminate a focus in an industry or sector at any time in the Adviser’s discretion and without notice to investors.

Financial Institution Risk. Some instruments are issued or guaranteed by financial institutions, such as banks and brokers, or are collateralized by securities issued or guaranteed by financial institutions. Changes in the creditworthiness of any of these institutions may adversely affect the values of instruments of issuers in financial industries. Financial institutions may be particularly sensitive to certain economic factors such as interest rate changes, adverse developments in the real estate market, fiscal and monetary policy and general economic cycles. Adverse developments in banking and other financial industries may cause the Fund to underperform relative to other funds that invest more broadly across different industries or have a smaller exposure to financial institutions. Changes in governmental regulation and oversight of financial institutions may have an adverse effect on the financial condition or the earnings or operations of a financial institution and on the types and amounts of businesses in which a financial institution may engage. An investor may be delayed or prevented from exercising certain remedies against a financial institution. The amount of the Fund’s assets that may be invested in any financial institution, or financial institutions generally, may be limited by applicable law.

Technology Sector Risk. The Fund’s assets may be focused in the technology sector, which means the Fund will be more affected by the performance of the technology sector than a fund that is more diversified. Market or economic factors impacting technology companies and companies that rely heavily on technological advances could have a major effect on the value of the Fund’s investments. The value of stocks of technology companies and companies that rely heavily on technology is particularly vulnerable to rapid changes in technology product cycles, rapid product obsolescence, government regulation and competition, both domestically and internationally, including competition from foreign competitors with lower production costs. Stocks of technology companies and companies that rely heavily on technology, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market. Technology companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability. Additionally, companies in the technology sector may face dramatic and often unpredictable changes in growth rates and competition for the services of qualified personnel.

11.	Please enhance the liquidity risk disclosure due to the Fund’s focus on emerging markets and our comment regarding exposure to China.

Response: The Fund has revised its risk disclosure as follows:

[Item 4] Emerging Markets Risk. Risks of investing in emerging markets include, among others, greater political and economic instability, greater volatility in currency exchange rates, less developed securities markets, possible trade barriers, currency transfer restrictions, a more limited number of potential buyers and issuers, an emerging market country’s dependence on revenue from particular commodities or international aid, less governmental supervision and regulation, unavailability of currency hedging techniques, differences in auditing and financial reporting standards, and less developed legal systems. The securities of emerging market companies may trade less frequently and in smaller volumes than more widely held securities. Market disruptions or substantial market corrections may limit very significantly the liquidity of securities of certain companies in a particular country or geographic region, or of all companies in the country or region. The Fund may be unable to liquidate its positions in such securities at any time, or at a favorable price, in order to meet the Fund’s obligations. There is also the potential for unfavorable action such as expropriation, nationalization, embargo, and acts of war. These risks are generally greater for investments in frontier market countries, which typically have smaller economies or less developed capital markets than traditional emerging market countries.

[Item 9] Emerging Markets Risk. Investments in emerging markets are generally subject to a greater risk of loss than investments in developed markets. This may be due to, among other things, the possibility of greater market volatility, lower trading volume and liquidity, greater risk of expropriation, nationalization, and social, political and economic instability, greater reliance on a few industries, international trade or revenue from particular commodities, less developed accounting, legal and regulatory systems, higher levels of inflation, deflation or currency devaluation, greater risk of market shut down, and more significant governmental limitations on investment policy as compared to those typically found in a developed market. In addition, issuers (including governments) in emerging market countries may have less financial stability than in other countries. The securities of emerging market companies may trade less frequently and in smaller volumes than more widely held securities. Market disruptions or substantial market corrections may limit very significantly the liquidity of securities of certain companies in a particular country or geographic region, or of all companies in the country or region. The Fund may be unable to liquidate its positions in such securities at any time, or at a favorable price, in order to meet the Fund’s obligations. As a result, there will tend to be an increased risk of price volatility in investments in emerging market countries, which may be magnified by currency fluctuations relative to the Fund’s base currency. Settlement and asset custody practices for transactions in emerging markets may differ from those in developed markets. Such differences may include possible delays in settlement and certain settlement practices, such as delivery of securities prior to receipt of payment, which increase the likelihood of a “failed settlement.” Failed settlements can result in losses. For these and other reasons, investments in emerging markets are often considered speculative.

12.	Please consider whether the risk of investments in other pools is relevant for this Fund.

Response: As noted the Fund’s principal investment strategy, the Fund may invest in other mutual funds.

13.	The prospectus says that shares may be redeemed on any day the Fund is open for business. Please clarify when the Fund is open for business.

Response: The Fund notes that under Shareholder Information – Redeeming Shares – Trade Date-Redemptions, it states that: “Your redemption will be executed using the NAV as calculated on the trade date. NAVs are calculated only on days that the NYSE is open for regular trading (a business day). If the redemption request is received in good order by the State Street Funds on a business day before the close of regular trading on the NYSE (ordinarily 4 p.m., Eastern time), the request will be processed the same day using that day’s NAV. If the redemption request is received in good order on a business day after the close of regular trading on the NYSE, or on a non-business day, the request will be the next business day.”

14.	Please revise the prospectus to state that the Fund will provide 60 days notice to shareholders if the Fund’s investment objective is changed.

Response: If the Fund’s investment objective were to be changed, the Fund would expect to provide shareholders with notice, if any, as required by applicable law or regulation.

15.	Please consider whether the existing disclosure saying that the Fund will limit its investment in securitized instruments to 5% is needed for this Fund.

Response: The disclosure has been removed from the Prospectus.

16.	The Fund’s prospectus says that: “[t]he Fund may also, to the extent permitted by applicable law, invest in shares of other mutual funds whose investment objectives and policies are similar to those of the Fund (including funds advised by the Adviser).” Please confirm that acquired fund fees and expenses are not required in the fee table.

Response: The Registrant confirms that an acquired fund fees and expenses line is not currently required for the Fund.

17.	Index Tracking Risk states that the Adviser may apply one or more “screens.” Please explain supplementally how this is consistent with the passive investment strategy to seek to track the return of the Index discussed elsewhere.

Response: As described in the Fund’s principal investment strategy, the Fund may choose to seek its investment objective by purchasing a sample of the stocks included in the index. Screens, in this context, refers to implementation of sampling strategies.

18.	Please explain supplementally how the temporary defensive positions described under the heading Additional Information About the Fund’s and the Portfolio’s Non-Principal Investment Strategies and Risks are consistent with disclosure elsewhere about the passive investment strategy.

Response: The Fund has revised its disclosure to read as follows:

Temporary Defensive Positions: In certain situations or market conditions, the Fund may temporarily depart from its normal investment policies and strategies, provided that the alternative is consistent with the Fund’s investment objective and is in the best interest of the Fund. For example, the Fund may make larger than normal investments in derivatives to maintain exposure to its Index if it is unable to invest directly in a component security.

19.	The Fund’s prospectus says that: “[t]he CDSC will be multiplied by then current market value or original cost of shares being redeemed, whichever is less.” Please make sure this is consistent with the fee table.

Response: The Fund has revised its fee table as noted in response to Comment 2 above.

20.	Please revise the disclosure on the last page of the Fund’s prospectus to list the correct phone number for the SEC.

Response: The requested change has been made. The following phone number has been added: l-202-551-8090.

Statement of Additional Information Comments

21.	The SAI says that: “[t]he Fund may in the future determine to become a ‘feeder’ fund that invests all of its assets in another open-end investment company (a ‘master fund’) that has substantially similar investment strategies as the Fund. This structure is sometimes called a ‘master/feeder’ structure.” Please describe the Fund’s intentions in this regard.

Response: The Fund does not currently have any intention to convert to a master-feeder structure, although it may do so in the future as described in the quoted disclosure.

22.	With respect to the Fund’s fundamental investment restriction regarding concentration, please consider revising the disclosure to note that the Fund will not concentrate in any industry or group of industries.

Response: The Fund declines to make the requested change. The Trust notes that, in 2013-2014, the Trust undertook a proxy campaign and shareholders of other series of the Trust approved the same or a similar fundamental investment restriction regarding concentration as the Fund’s and that the Fund benefits from utilizing the same investment policy as other funds in the fund complex.

*        *        *

The Trust acknowledges the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Securities and Exchange Commission (“SEC”) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the

Corporation may not assert SEC Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann